Company

Merrill Lynch International

TIDM

TTP

Headline

EMM Disclosure

Released

12:59 28 Jan 2003

Number

7178G


FORM 38.5 (SUMMARY)


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EMM
Merrill Lynch International

Date of disclosure
28 January 2003

Date of dealing
27 January 2003

Telephone number
020 7996 1038

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

27 January 2003

Safeway Plc - Common

Cambridge Antibody Tech Group - Common

Morrison (W.M) Supermarkets - Common

Oxford Glycosciences Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:


FORM 38.5


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in
Safeway Plc

Class of security
Common

Date of disclosure
28 January 2003

Date of dealing
27 January 2003

Name of EMM
Merrill Lynch International

Name of offeree/offeror with whom connected
Newco to be controlled by Philip Green's family

Number of securities purchased
412,041

Highest price paid*
GBP
3.23

Lowest price paid*
GBP
3.17

Number of securities sold
409,241

Highest price paid*
GBP
3.25

Lowest price paid*
GBP
3.16

*Currency must be stated


FORM 38.5


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in
Cambridge Antibody Tech Group

Class of security
Common

Date of disclosure
28 January 2003

Date of dealing
27 January 2003

Name of EMM
Merrill Lynch International

Name of offeree/offeror with whom connected
Cambridge Antibody Tech Group

Number of securities purchased
10,280

Highest price paid*
GBP
4.97

Lowest price paid*
GBP
4.71

Number of securities sold
7,200

Highest price paid*
GBP
4.71

Lowest price paid*
GBP
4.71

*Currency must be stated


FORM 38.5


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in
Morrison (W.M) Supermarkets

Class of security
Common

Date of disclosure
28 January 2003

Date of dealing
27 January 2003

Name of EMM
Merrill Lynch International

Name of offeree/offeror with whom connected
Newco to be controlled by Philip Green's family

Number of securities purchased
181,036

Highest price paid*
GBP
1.72

Lowest price paid*
GBP
1.53

Number of securities sold
215,977

Highest price paid*
GBP
1.74

Lowest price paid*
GBP
1.68

*Currency must be stated


FORM 38.5


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in
Oxford Glycosciences Plc

Class of security
Common

Date of disclosure
28 January 2003

Date of dealing
27 January 2003

Name of EMM
Merrill Lynch International

Name of offeree/offeror with whom connected
Cambridge Antibody Tech Group

Number of securities purchased
8,730

Highest price paid*
GBP
1.83

Lowest price paid*
GBP
1.78

Number of securities sold
Nil

Highest price paid*
n/a

Lowest Price Paid*
n/a

*Currency must be stated
END